August 14, 2018

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive
Suite 430
The Woodlands, Texas 77380

       Re: LGI Homes, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           File No. 001-36126

Dear Mr. Merdian:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 32

1. We note that you have expanded your reportable segments to include your six operating segments. Please consider providing the homebuilding data presented on page 37 for each of your operating segments in order to allow an investor to better understand and analyze your reported and future operating results and financial condition. In addition, we note a discussion of your monthly absorption rates during your earnings conference calls. Please also consider providing this data at your operating segment level. Refer to Item 303(a)(3)
      of Regulation S-K along with Section 501.12.b.1. of the Financial Reporting Codification
 Charles Merdian
LGI Homes, Inc.
August 14, 2018
Page 2
         for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne Baker,
Assistant Chief Accountant, at (202) 551-3691 with any questions.



                                                          Sincerely,
FirstName LastNameCharles Merdian
                                                          Division of
Corporation Finance
Comapany NameLGI Homes, Inc.
                                                          Office of
Manufacturing and
August 14, 2018 Page 2                                    Construction
FirstName LastName